Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings
(dollars in thousands, except per share)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2009	2008	2009	2008

Net income	$2,398	$3,785	$6,785	$11,957
Dividends on preferred shares and accretion	646	0	2,125	0

Net income available for common shareholders and adjusted for diluted computation	$1,752	$3,785	$4,660	$11,957

Weighted average common shares outstanding	18,106,491	18,015,871	18,104,057	17,972,517
Add dilutive effect of: Stock options	13,921	210,940	88,528	246,858

Adjusted for assumed diluted computation	18,120,412	18,226,811	18,192,585	18,219,375

Net income available to common shareholders, per average common share:
Basic	$0.10	$0.21	$0.26	$0.67

Diluted	$0.10	$0.21	$0.26	$0.66

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